June 3, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ivan Griswold, Staff Attorney

Matthew Crispino, Staff Attorney

Re:

Amendment No. 2 to Registration Statement on Form S-1

Filed June 3, 2014

File No. 333-194482

Dear Mr. Griswold and Mr. Crispino:

Below please find our responses to the Staff’s comment letter dated May 2, 2014 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 2, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note your response to prior comment 2.  Please provide us a more detailed analysis as to why you believe you are not a shell company.  Note that the definition of a shell company does not turn on management’s business experience or the company’s active pursuit of a business plan, but rather on the nature and size of your business operations and assets.  Since you are dependent upon the funds to be raised in this offering to advance your business and currently have nominal

16019 Raptor Court, Charlotte, NC  28278   Phone:  (704) 840-5619

E-Mail:  info@streamflowmedia.com

Mr. Griswold and Mr. Crispino

June 3, 2014

cash assets, it appears that you are a shell company as defined in Rule 405 of Regulation C under the Securities Act.

We appreciate the Staff’s observations and comments related to the state of Stream Flow’s business.  Further, we acknowledge that management’s experience or the pursuit of a business plan should have no bearing in determining whether a business may be deemed a “shell” or not.  Stream Flow has grown beyond these observations and is presently engaged in tangible business operations that plainly precludes it from being classified a “shell”.

On March 31, 2014 Stream Flow entered into a Mobile Application Development Agreement with Off On Home Controls.  Off On Home Controls paid Stream Flow a cash retainer as per the agreement and development of their application is presently underway.  Stream Flow will be receiving the second progress payment sometime in June 2014.  This agreement has been included with the Amended Form S-1 under Exhibit 10.6.  We are in discussions with additional prospective clients for similar development services.

Additionally, and in furtherance of our efforts to obtain new cash paying clients, Stream Flow has recently retained two new Sales Representatives.  Brandi Gowan joined Stream Flow on April 21, 2014 and Bergan Sipe joined us on May 9, 2014.  These Sales Representative Agreements have been included with the Amended Form S-1 under Exhibits 10.7 and 10.9, respectively.  We are looking to add additional Sales Representatives in the coming months.

Further, Stream Flow does not need the $250,000 being raised in this offering of our common stock to operate the business.  Stream Flow is presently operating and, should it not be able to raise any new capital from this offering or other financing activities it is contemplating, it would continue with the foregoing business operations and, very possibly, even show a modest profit at year-end from these activities.  However, that is not why management formed Stream Flow.

Stream Flow was founded to be a large, multi-million business.  The capital Stream Flow is seeking from this offering will enable it to rapidly expand its business and operations whereby it could afford to spend more time and marketing dollars on internally developed games and applications.  It is from these internal efforts that Stream Flow will be able to experience hyper-growth and, potentially, realize substantial profits.

As an example, Stream Flow’s new product StreamPlay has already attracted 653 users since its launch on April 2, 2014.  This is merely by word of mouth without spending a single dollar on marketing.  If we were to be able to support this product with an appropriate marketing budget then we could have exponentially more users, some of which would become paying users thereby creating a new and potentially lucrative revenue stream for Stream Flow.

The Securities Act Release No. 33-8587 (July 21, 2005) defines a shell as a “registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”  Stream Flow is a developmental stage business that is actively engaged in an operating business.  It has cash paying clients, prospective clients it is developing (lead time can take three to

Mr. Griswold and Mr. Crispino

June 3, 2014

six months), and two new sales representatives that are in the early stages of working their business contacts on behalf of Stream Flow.  As mentioned earlier, if Stream Flow is unable to raise the necessary capital to execute on its growth plans then it will continue to operate and use the operating revenues received from its outside clients to slowly grow its business.  Taken altogether these actions and tangible results exceed any definition of the word nominal.

2.

You state that Ms. Epperly has disclaimed ownership of the shares owned by Mr. Galanis.  To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are appropriate in the context of Item 509 of Regulation S-K.

We have revised the disclosure to remove this beneficial ownership disclaimer.  See page 53.

3.

We note that the Form 8-K filed by Sweet Spot Games on March 4, 2011, included the following disclosure “[t]he founder of the company, Gregory Galanis, approached many companies throughout Canada and the United States that would be in the market to provide the company with the opportunity to develop a game for them, although those efforts did not materialize into any revenues.  The company has essentially determined that there are a significant number of companies that provide such services, and that the level of marketing dollars required to gain a foothold in the online gaming business far exceeded the company’s ability to be a going concern and generate any level of substantial revenues.”  If this information is still accurate, it would appear to be material to your current offering.  In particular, this information would appear to provide meaningful information regarding the state of competition and the level of marketing expenses necessary to develop your business.  Please revise your disclosure as appropriate.

We would refer you to the Sweet Spot Games S-1/A (filed 11/4/2009), wherein Sweet Spot Games was defined as, “a developmental stage company … [which] has developed and launched an online multiplayer game known as ‘Combat’…. To play Combat, players download the proprietary software from our website to compete with other players for small prizes and recreation….” (emphasis added). Herein lies the difference between Sweet Spot Games and Stream Flow Media.

In 2008, when Mr. Galanis began the development of Sweet Spot Games and its flagship game, Combat, the PC was a major platform for gaming. In fact, the world’s most popular massively multiplayer online role-playing game (“MMORPG”) was World of Warcraft (“WoW”), which Blizzard only sold as a retail software package for PC and Mac.  The business plan for Sweet Spot was predicated upon the success of Combat as a viable competitor to WoW. However, in emulating the success of WoW, Mr. Galanis inadvertently set himself, and by extension Sweet Spot Games, up for failure. Combat was only available as a PC or Mac software package and was not developed as a cross-platform game. In 2008, when Mr. Galanis began working on Combat, virtually all MMORPG were PC based, as the games required a keyboard for in-game chat between players. (Consoles did not have keyboards.)

During the years between inception and the Form 8-K you referenced, mobile gaming development exploded.  The growth of mobile gaming was essentially the end of PC and console gaming. It is true that there are still plenty of games available for these platforms, but revenues for these platforms are decreasing exponentially.  If, at the time Mr. Galanis was developing Sweet Spot Games, he’d known

Mr. Griswold and Mr. Crispino

June 3, 2014

that PC gaming would be overshadowed by mobile gaming, or had access to the newer development tools (such as Unity and HTML5), which allow for cross platform development, it is feasible that he could have continued with Sweet Spot Games.

To give you a little background, in May 2011, approximately 35% of the population had smart phones. By May of 2013, the number had risen to 56%.  The growth of the mobile app industry has exploded in the last 5 years, “increase[ing] by 241% from 2008 to 2011. Today, in a nation with a population of nearly 307 million, 135 million of those people are classified as gamers; that’s up from 56 million in 2008.”

If you direct your attention to the business plan provided in the last set of responses, you can see that Mr. Galanis has done extensive research in the area of mobile gaming. He is developing Stream Flow’s products in HTML5 and/or Unity, which allows for cross platform development. Once a game is coded in Unity, for instance, the game can be played on the PC, on a tablet, on a smart phone, through social sites like Facebook, and through a game consoles like Xbox.

Mr. Galanis was a young, inexperienced businessman, and believed that a business plan based on MMORPG was sure to be a success. Since that time, he has learned that cross platform development is key to the success of any gaming company. He has moved away from MMORPG to customer loyalty and retention (“CL&R”) games and gamification. This shift is a critical part of the future success of Stream Flow Media. Research has shown that 43% of tablet owners spend more time with their tablets than they do with their TV or PC, and 84% of tablet owners spend most of that time playing games.  This, along with smartphone gamers, is Stream Flow Media’s target market, not MMORPG players.

Sweet Spot, because of its focus on MMORPG, was essentially destined to fail. Stream Flow, however, is developing games in a market, and for a customer base, that is only continuing to grow. To compare Sweet Spot and Stream Flow is comparable to a comparison between Blockbuster Video stores and Netflix. The first was based on a business model that emulated past successful business practices; the latter is based on a business model looking to the future for its success.

For more information on these statistics:

See http://en.wikipedia.org/wiki/World_of_Warcraft, last accessed on 5/8/2014.

See https://ronnie05.wordpress.com/2010/05/18/18y24/, last accessed 5/8/2014.

See http://www.wired.com/2013/01/how-mobile-kills-the-console-but-advances-the-gaming-industry/, last accessed on 5/8/2014.

See http://www.digitalbuzzblog.com/infographic-2013-mobile-growth-statistics/, last accessed 5/8/2014.

Mr. Griswold and Mr. Crispino

June 3, 2014

Prospectus Summary, page 5

4.

Please revise your disclosures to clearly and unequivocally state who owns the intellectual property developed by your founders, and file any agreements reflecting assignments of intellectual property.

We have revised the prospectus to clearly and unequivocally state Gregory Galanis retains completed ownership of the technology.  We also documented this with a new Technology Licensing Agreement.  See pages 5, 31, 38, F-7, F-9, F-17, F-20 as well as Exhibit 10.8.

Legal Proceedings, page 51

5.

We note your revised disclosure; however, we are unable to unable to locate disclosure pertaining to your promoters’ involvement in legal proceedings.  Please revise to provide the disclosure required by Item 401(f) of Regulation S-K for your promoters.

We have revised to include promoters in the legal proceedings disclosure.  See page 53.

Exhibits and Financial Statements Schedules, page II-2

6.

We note your response to prior comment 28; however we are unable to locate the auditor’s consent you reference in your response.  Please advise.

We have included an updated auditor consent letter.  See Exhibit 23.1.

In addition to the foregoing responses and amendments to the Form S-1, please be advised that we have opted to include our interim financial statements, as reviewed by our auditing firm, for the fiscal period ended March 31, 2014.  The may be found starting on page F-13.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Gregory Galanis

Gregory Galanis

President and Chief Executive Officer